UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

(Amendment No. One )*


MTS Systems Corporation
(Name of Issuer)


Common Stock
(Title of Class of Securities)


553777103
(Cusip Number)


December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














1.  NAME OF REPORTING PERSON
S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON:

NewSouth Capital Management, Inc.
Tax ID #: 62-1237220

2.	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)[ ]
                                                        (b)[ ]

3.	 SEC USE ONLY

4.	 CITIZENSHIP OR PLACE OF ORGANIZATION
    	 Tennessee


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

5.	SOLE VOTING POWER
	578,762


6.	SHARED VOTING POWER
	None


7.	SOLE DISPOSITIVE POWER
	715,957

8.	SHARED DISPOSITIVE POWER
        None


9.	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING
        PERSON
      715,957


10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES
        N/A


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        4.8%

12.	TYPE OF REPORTING PERSON*
        I/A








Item 1. (a)  Name of Issuer:

         	 MTS Systems Corporation

Item 1. (b)  Address of Issuer's Principal Executive
             Offices:

		 14000 Technology Drive
		 Eden Prairie, MN 55344


Item 2. (a)  Name of Person Filing:

             NewSouth Capital Management, Inc.


Item 2. (b)  Address of Principal Business Office:

             999 S. Shady Grove Rd. Suite 501
             Memphis, TN  38120


Item 2. (c) Citizenship:

            USA


Item 2. (d) Title of Class of Securities:

		Common Stock


Item 2. (e) CUSIP Number:

		553777103


Item 3. (e) /x/ Investment Adviser registered under Section
		203 of the Investment Advisers Act of 1940

Item 4.  Ownership:

(a)	Amount Beneficially Owned:
        715,957
(b)	Percent of Class:
        4.8%



(c)	Number of Shares as to which such person has:
(i)	Sole Power to vote or to direct the
        vote:	578,762
(ii)	Shared Power to vote or to direct the
        vote:	None
(iii)	Sole Power to dispose or to direct the
        disposition of:	715,957
(iv)	Shared Power to dispose or to direct
        the disposition of:	None

Of the 715,957 shares being reported, 10,498 or .07% of the outstanding shares of Common Stock of MTS Systems
Corporation are managed by NewSouth Capital
Management, Inc. through a Thomas Weisel Partners
Investment Management Consulting Program whereby accounts are placed with NewSouth for management.
Although discretionary responsibility for the accounts
Is with NewSouth, Thomas Weisel Partners retains
Responsibility for SEC filings should their cumulative holdings trigger the need for 13G reporting.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person: N/A

Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8. Identification and Classification of Members of the Group: N/A

Item 9.  Notice of Dissolution of Group:  N/A
















Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	02/12/2015 as of 12/31/2014


Signature:__________________________

Name: 	David M. Newman
Title:	Vice President